SYSCAN IMAGING, INC.
                              1722 TECHNOLOGY DRIVE
                           SAN JOSE, CALIFORNIA 95110

July 6, 2005

VIA EDGAR

Barbara Jacobs, Assistant Director
United States Securities and Exchange Commission
Mail Stop 04-06
450 Fifth Street N.W.
Washington, DC 20549

         RE:      SYSCAN IMAGING, INC. (THE "REGISTRANT")
                  FILE NO. 333-124313 (THE "REGISTRATION STATEMENT")

Dear Ms. Jacobs:

         Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 p.m. on Thursday, July 7, 2005 or as soon as practicable thereafter.

         The Registrant acknowledges that:

         1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments, please feel free to contact me at your earliest convenience.


                                            Very truly yours,


                                            /s/ Darwin Hu
                                            Darwin Hu
                                            Chairman and Chief Executive Officer


cc:      Jody R. Samuels, Esq.